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                              June 2, 2020

       Barry Silbert
       Chief Executive Officer
       Grayscale Investments, LLC
       250 Park Avenue South
       New York, NY 10003

                                                        Re: Grayscale Ethereum
Trust (ETH)
                                                            Draft Registration
Statement on Form 10-12G
                                                            Submitted April 17,
2020
                                                            CIK No. 0001725210

       Dear Mr. Silbert:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10-12G

       Cover Page

   1. We note your disclosure on the cover page and throughout the information statement that the "investment
objective of the Trust is for the Shares (based on ETH per Share) to reflect the value of
ETH held by the Trust, as determined by reference to the Index
                                                        Price..., less the
Trust's expenses and other liabilities." However, we also note that your
                                                        Shares trade at, and
have historically traded at, a substantial premium over the Digital
                                                        Asset Holdings per
Share. Please revise the cover page to disclose that an investment in the Shares does not
constitute a direct investment in ETH. Please also revise the cover page to disclose that
the Shares have traded at a substantial premium over the Digital
                                                        Asset Holdings per
Share and that the Trust has been unable to meet its investment
 Barry Silbert
FirstNameInvestments, LLC
Grayscale LastNameBarry Silbert
Comapany NameGrayscale Investments, LLC
June 2, 2020
Page 2
June 2, 2020 Page 2
FirstName LastName
         objective and may be unable to do so for the foreseeable future. Please also add prominent Risk Factor disclosure regarding the same and make corresponding revisions throughout wherever you describe the Trust's investment objective, purpose or design.
Summary, page 4

2. Please consider including a recent developments section in the Summary, as applicable, to address any recent events having a material impact on the Trust or an investment in the
         Trust.
3. Please revise your Summary to disclose that the Shares have been trading at a substantial premium in recent periods and quantify the extent thereof.
4. We note your disclosure that, at this time, the Sponsor is not operating a redemption program for the Shares. We further note your disclosure that the value of the Shares may not reflect the value of the Trust's Digital Asset Holdings per Share because the Trust does not currently operate a redemption program and may, from time to time, halt Share creations. Please revise to explain why you are not operating a redemption program.
         Please revise to clarify how the lack of a redemption program affects the value of the
         Shares. In addition, please revise to clarify whether you intend to operate a redemption program in the future. To the extent you intend to operate a redemption program in the future, please revise to explain the impact that a redemption program will have on the value at which the Shares trade as compared to the value at which they trade without a redemption program and as compared to the value of ETH held by the Trust. Please also explain the circumstances under which you would halt creations.
5. We note your disclosure in the Summary section that the value of the Shares may not reflect the value of the Trust's Digital Asset Holdings per Share because the Trust does not currently operate a redemption program and may, from time to time, halt Share creations. We also note your disclosure elsewhere that the value of the Shares may not approximate the value of the Trust's Digital Asset Holdings per Share due to:

              price volatility, trading volume and closings of Digital Asset Exchanges due to fraud, failure, security breaches or otherwise, as disclosed on the cover page;
              the holding period under Rule 144, as disclosed on page 24; and the non-current trading hours between OTCQX and the Digital Asset
Exchange
              Market, as disclosed on page 25.

         Please revise throughout to clearly and consistently explain why the Shares trade at a substantial premium over the value of the Trust's Digital Asset Holdings per Share.
Risk Factors, page 9

6. Please revise your Risk Factor disclosure to address the specific impact of current events on the Trust. In addition, and as applicable, please update your hypothetical disclosures in light of such events and explain how they could affect an investment in the Shares.
 Barry Silbert
FirstNameInvestments, LLC
Grayscale LastNameBarry Silbert
Comapany NameGrayscale Investments, LLC
June 2, 2020
Page 3
June 2, 2020 Page 3
FirstName LastName
7. Please revise to include a risk factor that describes the effect on investors who purchase in the secondary market of the Shares trading at a substantial premium over the Digital Asset
         Holdings per Share.
Digital assets such as ETH were only introduced within the past decade... Digital assets represent a new and rapidly evolving industry..., page 9

8. We note that some of the bullet points in these risk factors appear to present distinct risks that should be addressed in separate risk factors. To the extent any bullets present distinct material risks, please break them out into separate risk factors specifically discussing their risk to your business.
The Trust faces risks related to the novel coronavirus (COVID-19) outbreak..., page 18

9. We note your disclosure under this heading regarding the impact of COVID-19 on global financial markets in both the short and long term. In this regard, we note your disclosure that:

              while the magnitude of the impact of the COVID-19 outbreak on the Trust's digital assets remains uncertain, the "continued spread of COVID-19 and the imposition of related public health measures . . . have resulted in, and will continue to result in, increased volatility and uncertainty in the Digital Asset Markets;" and you rely on third party service providers to perform certain functions essential to the operation of the Trust, and any disruptions related to the COVID-19 outbreak "could have an adverse impact on the Trust's ability to access critical services and would be disruptive to the operation of the Trust."

         Please revise to address any material impact COVID-19 has had upon the demand for digital assets generally, as well as the value of, and demand for, the digital assets held by the Trust. Please also disclose any known or reasonably likely effects of COVID-19 upon the operations of the Trust, the Sponsor and any third party service providers.
The Index Price used to calculate the value of the Trust's ETH may be volatile..., page 20

10. Please revise this risk factor to provide illustrative examples regarding the volatility of the
         Index Price, and the price of ETH generally, in recent periods. Description of the Shares
Recent Sales of Unregistered Shares, page 79

11. Please provide us your analysis of the facts and circumstances as relevant to ascertain whether the private placement investors purchased the Shares with investment intent and not a view to distribute. In this regard, please tell us any factors that you considered in determining the investment intent of the purchasers, in addition to obtaining a written representation regarding investment intent. Please also tell us the nature of any material relationships which the investors had with the registrant either in connection with or in
 Barry Silbert
Grayscale Investments, LLC
June 2, 2020
Page 4
         addition to the private placements. Please tell us how many Shares continue to be held by the original private placement investors and, for those Shares that have been transferred, describe any steps the Trust or the Sponsor engaged in to ensure the transfers were done in compliance with the federal securities laws.
Transfer Restrictions, page 81

12. We note your disclosure that after the Trust has been subject to the reporting requirements of Section 13 under the Exchange Act for a period of 90 days, the minimum holding period under Rule 144 will be reduced from one year to six months. Please revise your disclosure throughout the document as appropriate to explain the effects of a shortened holding period.
Certain U.S. Federal Income Tax Consequences, page 105

13. We understand that your tax status as a grantor trust is dependent on the trust holding a single asset at the time of share creations. Please confirm that our understanding is correct, tell us whether any digital assets created via forks or airdrops have been disposed of via your prospective abandonment notice and also address the following:

              Confirm that any digital assets created via forks and airdrops that have not been distributed to shareholders did not have significant value at the time the fork or airdrop occurred and do not currently hold significant value.

              Clarify for us whether it is your position that issuing a prospective abandonment notice for digital assets received via forks or airdrops is sufficient to protect your tax status as a grantor trust.

              Confirm that your historical financial statements would not be materially different if in fact use of your prospective abandonment notice to dispose of digital assets did not meet the derecognition requirements of US GAAP.

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



FirstName LastNameBarry Silbert                                   Sincerely,
Comapany NameGrayscale Investments, LLC
                                                                  Division of
Corporation Finance
June 2, 2020 Page 4                                               Office of
Finance
FirstName LastName